UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TCV Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G8704C124

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8704C124

1	NAMES OF REPORTING PERSONS Blackstone Aqua Master Sub-Fund, a sub-fund of Blackstone Global Master Fund ICAV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,750,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 41,100,000 Class A Ordinary Shares of TCV Acquisition Corp. (the “Issuer”) outstanding as of November 15, 2021, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

CUSIP No. G8704C124

1	NAMES OF REPORTING PERSONS Blackstone Alternative Solutions L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,750,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO, IA

(1)	Based on 41,100,000 Class A Ordinary Shares of the Issuer outstanding as of November 15, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 15, 2021.

CUSIP No. G8704C124

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,750,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 41,100,000 Class A Ordinary Shares of the Issuer outstanding as of November 15, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 15, 2021.

CUSIP No. G8704C124

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,750,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 41,100,000 Class A Ordinary Shares of the Issuer outstanding as of November 15, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 15, 2021.

CUSIP No. G8704C124

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,750,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 41,100,000 Class A Ordinary Shares of the Issuer outstanding as of November 15, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 15, 2021.

CUSIP No. G8704C124

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,750,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 41,100,000 Class A Ordinary Shares of the Issuer outstanding as of November 15, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 15, 2021.

CUSIP No. G8704C124

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,750,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,750,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 41,100,000 Class A Ordinary Shares of the Issuer outstanding as of November 15, 2021, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 15, 2021.

Item 1(a)	Name of Issuer:

TCV Acquisition Corp. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

250 Middlefield Road

Menlo Park, CA 94025

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by Blackstone Aqua Master Sub-Fund, a sub-fund of Blackstone Global Master Fund ICAV (“Aqua Fund”), Blackstone Alternative Solutions L.L.C. (“BAS”), Blackstone Holdings I L.P. (“Holdings I”), Blackstone Holdings I/II GP L.L.C. (“Holdings GP”), Blackstone Inc. (“Blackstone”), Blackstone Group Management L.L.C. (“Blackstone Management”), and Stephen A. Schwarzman (together with Aqua Fund, BAS, Holdings I, Holdings GP, Blackstone, and Blackstone Management, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is:

345 Park Avenue, 28th Floor

New York, NY 10154

Item 2(c)	Citizenship:

Aqua Fund is an Irish collective asset management vehicle. BAS is a limited liability company organized under the laws of the State of Delaware. Holdings I is a limited partnership organized under the laws of the State of Delaware. Holdings GP is a limited liability company organized under the laws of the State of Delaware. Blackstone is a corporation organized under the laws of the State of Delaware. Blackstone Management is a limited liability company organized under the laws of the State of Delaware. Mr. Schwarzman is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”)

Item 2(e)	CUSIP Number:

G8704C124

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

Aqua Fund directly holds 2,750,000 Class A Ordinary Shares of the Issuer (the “Aqua Fund Shares”). The Aqua Fund Shares represent approximately 6.7% of the outstanding Class A Ordinary Shares, based on 41,100,000 Class A Ordinary Shares of the Issuer outstanding as of November 15, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

BAS is the investment manager of the Aqua Fund. Holdings I is the sole member of BAS. Holdings GP is the general partner of Holdings I. Blackstone is the sole member of Holdings GP. Blackstone Management is the sole holder of the Series II preferred stock of Blackstone. Blackstone Management is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the securities of the Issuer beneficially owned by Aqua Fund directly or indirectly controlled by it or him, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any such Reporting Person (other than Aqua Fund) is the beneficial owner of securities of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose (including, without limitation, any tax purposes) and each such Reporting Person expressly disclaims beneficial ownership of such securities. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Section 13(d) and 13(g) of the Act.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2022

BLACKSTONE GLOBAL MASTER FUND ICAV Acting solely on behalf of its sub-fund BLACKSTONE AQUA MASTER SUB-FUND

By: Blackstone Alternative Solutions L.L.C., its investment manager

By:	/s/ Jack Pitts
Name: Jack Pitts
Title: Authorized Person

BLACKSTONE ALTERNATIVE SOLUTIONS L.L.C.

By:	/s/ Jack Pitts
Name: Jack Pitts
Title: Authorized Person

BLACKSTONE HOLDINGS I L.P.

By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi Title: Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman